Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SIGNS SHIPBUILDING CONTRACT FOR THE CONSTRUCTION OF A NEWBUILDING LR1 TANKER VESSEL

ATHENS, GREECE, May 7, 2024 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through a separate wholly-owned subsidiary, it has signed a shipbuilding contract with Jiangsu Yangzijiang Shipbuilding Group Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd., and Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd., (collectively the “Seller”) for the construction of a scrubber fitted 75,000 DWT LR1 chemical/product oil tanker for a contract price of US$54.1 million excluding extras and net of commission to third parties. 15% of the purchase price is payable upon receipt of a refund guarantee, expected to occur within 30 days; 10% of the purchase price is payable at each of the milestones of steel cutting, keel laying and launching of the vessel, and the remaining 55% of the purchase price is payable upon the vessel’s delivery. The Company expects to take delivery of the vessel by January 2027.

The vessel will be equipped with electronic main engines with high-pressure selective catalytic reactors (HPSCR) for Tier III (NOx Emissions) compliance, exhaust gas cleaning systems (EGCS – commonly referred to as scrubbers) for Tier II (NOx Emissions) compliance, and ballast water treatment systems (BWTS).

Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are pleased to announce our shipbuilding contract to construct one modern eco-design LR1 tanker. This vessel will feature the latest high specification engine and emission requirements, along with a scrubber and water ballast treatment system. The construction of the vessel is undertaken by one of the most reputable and highly specialized shipyards in the world. This contract marks our fourth shipbuilding contract, including three LNG-ready LR2 oil tankers and one LR1 chemical/product oil tanker with scheduled deliveries ranging from October 2025 to January 2027.

“Our newbuilding commitments are supported by the three recently announced time charter employment contracts for our three newbuilding LR2 tankers, securing a firm period of five years, generating gross revenues of US$169.8 million and supplementing our existing revenue backlog of US$34.1 million. With our aggregate revenue backlog of US$203.9 million, representing 93% of all our remaining newbuilding capital expenditures, we are well positioned for growth.

“Our fleet expansion and renewal strategy prioritizes fuel efficiency and low emissions, reflecting our commitment to participating in the energy transition. By taking constructive steps towards lower carbon emissions, we aim to provide our customers with environmentally sustainable operations. We believe that our investment strategy aligns with our view of continuing favorable market fundamentals, supported by an aging fleet and a healthy orderbook, which currently stands at 9%.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.